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                              November 4, 1997


VIA EDGAR
---------


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


                              Affymetrix, Inc.
              Registration Statement on Form S-3 (No. 333-38167)
              --------------------------------------------------

Ladies/Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, Affymetrix, Inc. ("Registrant") hereby requests withdrawal of the above-referenced Registration Statement (the "Registration Statement") filed with the Securities and Exchange Commission on October 17, 1997. The Registrant is requesting withdrawal of the Registration Statement due to recent market volatility and current market conditions. Because of these conditions, we have concluded that it is neither in the best interest of the Company nor its shareholders to proceed with the offering at this time. No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

     Please provide to Registrant and Registrant's legal counsel a copy of the order granting the withdrawal of the Registration Statement as soon as possible.

     Please contact either the undersigned at (408) 731-5919 or Stephen Ferruolo of Heller Ehrman White & McAuliffe, legal counsel to the Registrant, at (650) 324-7141, if you have any questions regarding the withdrawal of the Registration Statement.

                                 Very truly yours,

                                 /s/ Edward M. Hurwitz

                                 Edward M. Hurwitz
                                 Vice President and
                                 Chief Financial Officer

cc:  Karen Garnett, Esq.
     Nasdaq Stock Market
     Stephen C. Ferruolo, Esq.